3-1-02

02026507

1-15016

RECEIVED
MAR 15 2002
363
PROCESSING SECTION

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PROCESSED
APR 09 2002
THOMSON
FINANCIAL

For the month of **March**, 2002

MDS INC.

(Registrant's name)

100 International Boulevard
Toronto, Ontario M9W 6J6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

Documents Included as Part of this Report

No.	Document
1.	Press Release, March 14, 2002 - Dividend Declaration
2.	

Document 1

MDS Inc. Announces Cash Dividend

Toronto, Canada, March 14, 2002 ... The MDS Board of Directors announced the declaration of a cash dividend of $0.043125 per share on the Common Shares, payable on April 5, 2002 to shareholders of record as of March 22, 2002.

MDS Inc. (TSE: MDS; NYSE: MDZ) is an international health and life sciences company. In many of its products and services, it is among the largest and most respected companies in the world. MDS's focus is on advancing health through science. It does this by providing: laboratory testing, imaging agents for nuclear medicine testing, sterilization systems for medical and consumer products, research services to speed discovery and development of new drugs, therapy systems for planning and delivery of cancer treatment, analytical instruments to assist in the development of new drugs, and medical/surgical supplies. MDS employs more than 10,000 highly skilled people at its global operations on five continents. Detailed information about the company is available at the MDS Web site at www.mdsintl.com or by calling 1-888-MDS-7222, 24 hours a day.

This document contains forward-looking statements that are inherently subject to risks and uncertainties. The Company's actual results could differ materially from those currently anticipated due to a number of factors, including, but not limited to, technical or manufacturing or distribution issues, the competitive environment for the Company's products, the degree of market penetration of the Company's products, and other factors set forth in reports and other documents filed by the Company with Canadian securities regulatory authorities from time to time.

For further information contact:
Sharon Mathers
Vice-President, Investor Relations
(416) 675-6777 ext. 2695

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: **March 14, 2002**

MDS INC.

By: /s/ Peter Brent
Peter Brent
Senior Vice President & General Counsel
and Corporate Secretary